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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on January 22, 2002

                           Crusade Management Limited,
              as manager of the Crusade Global Trust No. 1 of 2001
             (Exact name of Registrant as specified in its Charter)

                  Level 11, 55 Market Street, Sydney, NSW 2000,
               Australia (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F __X___     Form 40-F _____


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____     No __X__


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_______________.


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Other Events

     On the Quarterly Payment Date falling on January 22, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

Financial Statements and Exhibits

     (c) Exhibits

     See page 4 for Exhibit Index

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 2001, by the undersigned, thereunto duly authorized.


                                        Crusade Management Limited,
                                        as Trust Manager for the Crusade Global
                                        Trust No. 1 of 2001,
                                        (Registrant)


Dated: February 25, 2002                By: /s/ Roger Desmarchelier
                                           ___________________________________
                                           Name:  Roger Desmarchelier
                                           Title: Executive Manager

Exhibit Index

Exhibit          Description
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99.1             The Noteholders Report for the Quarterly Payment Date
                 on January 22, 2002